Q4 & FY 2015 Results Review January 29th, 2016 “Great Results In Difficult Markets” Exhibit 99.2

Safe Harbor Statement and Disclosures January 29th, 2016 All statements other than statements of historical fact contained in this presentation including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of or adoption of new compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. A reconciliation of non-GAAP information is provided with the earnings release and also available on the Company’s website and in the Company’s SEC filings. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Industrial Activities net sales at $6.9bn down 3.6% on a constant currency basis vs. Q4 2014 Operating profit of Industrial Activities at $563mn up $236mn (or 63%) on a constant currency basis vs. Q4 2014; operating margin at 8.2% up 3.5 p.p. Highest Agricultural Equipment margin for the quarter of 11.7% compared to major OEMs in the space Net Income before restructuring and other exceptional items of $262mn or $0.19 per share, up 57% Net Industrial Debt at $1.6bn down $1.8bn from September 30, 2015 and down $1.1bn from December 31, 2014 Q4 2015 Executive Summary Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated Industrial Activities Net Sales & Operating Margin ($/bn & %) Net Industrial Debt ($/bn) 8.0 6.9 3.4 1.6 January 29th, 2016 4.7% 8.2% Key Highlights

Financial Highlights

Q4 & FY 2015 Financial Highlights January 29th, 2016 Net Sales Industrial Activities ($/bn) Operating Profit Industrial Activities ($/bn) Net Industrial Debt ($/bn) Q4 8.0 6.9 FY 24.7 31.2 Net Sales at $6.9bn, down 3.6% on a constant currency basis (down 14.3% as reported) FY 2015 Net Sales at $24.7bn, down 9.6% on a constant currency basis (down 20.9% as reported) Q4 376 563 FY 1,432 1,988 Operating Profit at $563mn, up 62.8% on a constant currency basis (up 49.7% as reported) with margin at 8.2% up 3.5 p.p. FY 2015 Operating Profit at $1.4bn, down 22.1% on a constant currency basis (down 28% as reported) with margin at 5.8% Dec 31 1.6 2.7 Net Industrial Debt as of December 31, 2015 at $1.6bn vs. $3.4bn at Sep. 30, 2015 and $2.7bn at Dec. 31, 2014 Net Income * ($/Mn) Available Liquidity ($/bn) … 6.1 6.3 Dec 31 9.3 8.9 3.0 2.7 Available Liquidity as of December 31, 2015 at $9.3bn (inclusive of $3.0bn in undrawn committed facilities) Net income before restructuring and other exceptional items at $262mn; EPS before restructuring and other exceptional items at $0.19 FY 2015 Net income before restructuring and other exceptional items at $474mn; EPS before restructuring and other exceptional items at $0.35 167 262 474 940 FY Q4 EPS 0.19 0.12 EPS 0.35 0.69 (*) Net Income and EPS before restructuring and other exceptional items

3,354 800 3,403 988 3,313 650 3,274 1,044 2,846 609 2,982 912 6,869 7,730 (288) (861) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment (3.6%) (10.7%) Q4 2015 Industrial Activities (Net Sales Composition & by Segment) 8,018 Net Sales Composition* ($Mn) Net Sales By Segment ($Mn) (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations Net Sales at $6.9bn, down 3.6% on a constant currency basis Net Sales By Currency (3.8%) (18.7%) (1.2%) 5.6% (3.6%) Net Sales Y-o-Y % change at constant currency Q4 2014 Q4 2015 -12.4% 3,403 2,982 -14.3% 8,018 6,869 800 609 -23.9% 3,354 2,846 -15.1% 988 912 -7.7% (527) (480) January 29th, 2016

Q4 2015 Industrial Activities (Operating Profit Composition & by Segment) Operating Profit Composition ($Mn) Operating Profit By Segment ($Mn) Operating Profit at $563mn with margin at 8.2%, up 3.5 p.p. from Q4 2014 11.7% 3.0% 5.4% 6.8% 8.2% Q4 2014 Q4 2015 7.1% 1.1% 3.0% 6.7% 4.7% Industrial Activities Operating profit was up $236mn vs. last year on a constant currency basis with all segments up year over year 563 612 236 (49) 376 62.8% (13.1%) Q4 2015 Operating Margin Q4 2014 Operating Margin 44.4% 241 348 9 100 66 (40) 376 18 155 62 (20) 563 49.7% 100% 55.0% -6.1% January 29th, 2016

Q4 2015 From operating profit to net income ($mn) Q4 2015 Q4 2014 Δ Industrial Activities Operating profit 563 376 187 Financial Services Operating profit 118 147 (29) Elimination & Other (85) (88) 3 Operating Profit 596 435 161 Restructuring expenses (32) (86) 54 Interest expenses of Industrial Activities, net of interest income and eliminations (138) (164) 26 Other, net (102) (59) (43) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 324 126 198 Income taxes (101) (59) (42) Equity in income of unconsolidated subsidiaries and affiliates 8 20 (12) Net Income 231 87 144 Net Income / (Loss) attributable to non-controlling interest - 4 (4) Net Income attributable to CNH Industrial N.V. 231 83 148 Net Income Before Restructuring and other exceptional items 262 167 95 ($) EPS (basic) 0.17 0.06 0.11 EPS (diluted) 0.17 0.06 0.11 Basic EPS before restructuring and other exceptional items 0.19 0.12 0.07 January 29th, 2016

Q4 & FY 2015 Cash Flow – Change in Net Industrial Debt January 29th, 2016 Net Industrial Cash Flow 1,757 Change in Net Debt 1,817 Sep 30, 2015 Net Income D&A Change in Funds & Others Change in WC Tangible & Intangible Capex Change in Investment, Scope & Other Capital Increase, Dividends & Equity transaction FX Translation Effects Dec 31, 2015 231 83 (3,439) 182 1,554 (279) (14) 3 57 (1,622) Net Industrial Cash Flow 772 Change in Net Debt 1,069 (2,691) 248 694 124 470 (653) (111) (274) 571 (1,622) Q4 FY Net industrial cash flow at $1.8bn driven by positive results and inventory reduction (mainly in Agricultural Equipment) Reduction in net debt of $1.1bn driven by decrease in inventory in Agricultural Equipment and favourable FX translation impact on non-US dollar denominated debt Dec 31, 2015 Net Income D&A Change in Funds & Others Change in WC Tangible & Intangible Capex Change in Investment, Scope & Other Capital Increase, Dividends & Equity transaction FX Translation Effects Dec 31, 2015

Q4 & FY 2015

Cash Flow - Change in WC and focus on Agricultural Equipment Wholegoods Inventory

Change in Working Capital

(US GAAP, $/mn)



Q4
1,554
Cash inflow
Cash outflow
Trade Receivables
Inventories
Trade Payables
Other
Change In Working Capital
FY
470
Cash inflow
Cash outflow
Trade Receivables
Inventories
Trade Payables
Other
Change In Working Capital

Note: Only change in company inventory will impact industrial cash flow

AG World-Wide Wholegoods Inventory

(U$ - CONSTANT CURRENCY)



-16%
-29%
Dec '13
Mar '14
Jun '14
Sep '14
Dec '14
Mar '15
Jun '15
Sep '15
Dec ' 15
Channel Inventory
Company Inventory

- Dec '15 **Channel*** inventory **down 16%** vs. last year
- Dec '15 **Company** inventory **down 29%** vs. last year

(*) Channel Inventory: Company & Dealer Inventories ($/mn)

CNH INDUSTRIAL
January 29th, 2016
10

Q4 & FY 2015 Industrial Activities - Capex breakdown By Category By Segment 1,005 -33% Delta % Q4 ’15 vs. Q4 ‘14 653 Total Capex ($mn) 279 136 150 88 417 246 200 142 Q4 Q3 Q2 Q1 Q4 2014 Q4 2015 Q4 2014 Q4 2015 New Product & Technology Maintenance & Other Industrial Capacity Expansion & LT Investments Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment January 29th, 2016

Q4 & FY 2015 Financial Services performance Net Income ($mn) Delta % Q4 ’15 vs. Q4 ‘14 Net income was $91mn, down $7mn compared to Q4 2014 Reduced net interest margins and the negative impact of currency translation, partially offset by lower income taxes FY ’15 Profitability ratios: Gross Margin / Average Assets On-Book = 3.7% RoA ** = 2.1% (**) RoA defined as: PBT / average managed assets annualized 364 98 105 75 86 Q4 Q3 Q2 Q1 Delinquencies On-Book over 30 days 368 91 98 94 85 January 29th, 2016 (7.1%) 3.5% 4.8% 3.2% (*) Including unconsolidated JVs Managed Portfolio* & Retail Origination December 31st, 2014 December 31st, 2015 $27.3bn $24.7bn Retail Wholesale Operating Lease FY retail originations at $9.4bn, down $1.4bn (down $0.4bn at constant currency) compared to December 31, 2014 Managed portfolio* at $24.7bn (of which retail 65% and wholesale 35%) down $2.6bn compared to December 31, 2014. Excluding currency impact, managed portfolio was flat compared to December 31, 2014

Q4 2015 Liquidity & Debt Maturity (December 31st, 2015) Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 12/31/2015 2 Of which $0.9bn ABS related & Restricted Cash As of 12/31/2015 2016 2017 2018 2019 Beyond 2020 Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other January 29th, 2016 Major bond issues outstanding (Face value and Coupon rate) €700mn (7Y) 2.875% €1.0bn (5Y) 2.750% €1.2bn (7Y) 6.250% $1.5bn (7Y) 7.875% $254mn (20Y) 7.250% $9.3 $2.9 $2.9 $3.8 $2.0 $0.8 $1.1 Company Available Liquidity Available liquidity at December 31, 2015 was $9.3bn, compared to $7.4bn at September 30, 2015 $6.3bn of cash 2 $3.0bn undrawn under medium-term committed unsecured credit lines Net Intersegment balance at $1.0bn at December 31, 2015 (down $0.4bn from September 30, 2015 and down $2.3bn from December 31, 2014)

Industrial Activities Overview

Agricultural Equipment Q4 2015 Financial Results 241 (101) 120 29 27 44 (12) 348 7.1% 11.7% Operating Profit at $348mn, up $107mn vs. last year with margin at 11.7% up 4.6 p.p., best Agricultural Equipment margin for the quarter compared to major OEMs in the space Net price realization Volume & Mix (including negative absorption) Lower material cost and structural cost reductions Net sales were $3.0bn, down 3.8% on a constant currency basis compared to Q4 2014 (down 12.4% as reported) Volume & Mix (NAFTA & LATAM) Pricing Net Sales by Region & Product ($) Operating Profit Walk ($Mn) January 29th, 2016 NAFTA LATAM APAC EMEA Tractors Other Combines

Agricultural Equipment Inventory management (units of equipment) – Industry units (*) Excluding Joint Ventures / Source: CNH Industrial Internal Data For Q4 2015 For FY 2015 0-40 HP 10% 6% 40-140 HP (14%) (3%) 140+ HP (34%) (31%) NAFTA (6%) (2%) EMEA (2%) (7%) LATAM (37%) (27%) APAC (2%) (9%) Worldwide (5%) (8%) Tractors Industry Units For Q4 2015 For FY 2015 NAFTA (15%) (28%) EMEA (11%) (7%) LATAM (52%) (39%) APAC (16%) (4%) Worldwide (25%) (19%) Combines January 29th, 2016 Tractors Q4 Combines underproduction of 30% (Production level down 35% vs. Q4 2014) Q4 Tractor underproduction of 9% (Production level down 1% vs. Q4 2014) Agricultural Equipment (Major Equipment) Combines

Agricultural Equipment

Management Actions & Industry drivers

What we have done …

NAFTA Row Crop * Production (Units)



(50%)
FY 14
FY 15

- NAFTA row crop production **down 50%** vs. last year
  - Q4 NAFTA row crop production **down 27%** vs. Q4 '14

NAFTA row crop * Channel Inventory (Units)



(24%)
FY 14
FY 15

- NAFTA row crop channel inventory **down 24%** vs. last year
  - Company inventory **down 12%** vs. last year
  - Dealer inventory **down 26%** vs. last year

AG SG&A Expenses ($ Mn)



(22%)
FY 14
FY 15

- SG&A down 22% vs. last year
  - Q4 down 27% vs. Q4 2014

(*) Sum of 140+/4WD, Combines, Major Crop Production

Industry drivers

Monthly Commodity Price (US$ per metric ton) *



$800
$600
$400
$200
$0
Jan-08
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-16
$379
$323
$233
$164
$179
$164
(15%)
(30%)
(8%)
SOYBEANS
CORN
WHEAT

US Net Farm Income Statement**



600
400
200
0
150
100
50
0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Gross Farm Income
Total Expenses
Net Farm Income

(*) Source: IHS Global Insight; Commodity spot as per CME Group (**) Source: IHS November 2015

CNH INDUSTRIAL
January 29th, 2016
17

Construction Equipment Q4 2015 Financial Results Net sales were $609mn down 18.7% on a constant currency basis (down 23.9% as reported) 9 1.1% (42) 22 17 4 5 3 18 Operating Profit at $18mn vs. $9mn last year, margin at 3.0% up 1.9 p.p. Volume &Mix (primarily in NAFTA rental channel and Brazil) 3.0% Net Sales by Region & Product ($) Operating Profit Walk ($Mn) January 29th, 2016 NAFTA LATAM APAC EMEA Light Other Heavy

Construction Equipment Inventory management (units of equipment) – Industry units Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change Industry Units For Q4 2015 For FY 2015 NAFTA (2%) 3% EMEA (5%) (1%) LATAM (30%) (25%) APAC (10%) (11%) Worldwide (7%) (4%) Light For Q4 2015 For FY 2015 NAFTA (7%) (5%) EMEA (4%) (2%) LATAM (47%) (41%) APAC (17%) (25%) Worldwide (14%) (18%) Heavy January 29th, 2016 Construction Equipment (Light & Heavy) Fourth quarter underproduction vs. retail sales of 31% Production down 22% in Q4 ’15 vs. Q4 ’14

Construction Equipment Management Actions – Efficiency Program re‐tooling of industrial footprint January 29th, 2016 Brand re-positioning: dealer consolidation in progress with major countries completed Excavator strategy: Production started in Q4 2015 in San Mauro, Italy In Brazil product development and adaptation in advanced stage, expected launch in H2 2016 Efficiency Program: cost reduction activities ahead of plan Other Actions Grader production facility in Berlin closed and relocated to Lecce site

Commercial Vehicles Q4 2015 Financial Results Operating Profit at $155mn up $80mn at constant currency vs. last year, margin at 5.4% Net Sales at $2.8bn, down 1.2% on a constant currency basis (down 15.1% as reported) EMEA Volume (Trucks and Buses) Specialty Vehicles and APAC Buses 100 1 49 6 56 (18) (39) 155 3.0% 5.4% Operating Margin Improvement 0.3% 3.0% FY Operating Margin +2.7 p.p. 3.0% Q1 ‘14 Q2 ‘14 Q3 ‘14 Q4 ‘14 Q1 ‘15 Q2 ‘15 Q3 ‘15 Q4 ‘15 Net Sales by Region & Product ($) Operating Profit Walk ($Mn) January 29th, 2016 5.4% EMEA APAC LATAM Trucks Specialty Vehicles Buses Operating margin up 2.4 p.p. in Q4 ‘15 and up 2.7 p.p. in FY ‘15 Trucks and Bus volume growth in EMEA coupled with market share gains have more than offset volume losses in LATAM and APAC, and reduced volumes in the specialty vehicles business Favourable price realization Material cost reduction and plant efficiencies in EMEA and LATAM FY ‘15 SG&A reduced by 21%

Commercial Vehicles Inventory management (units of equipment) – Industry units Commercial Vehicles (All Equipment) Fourth quarter underproduction vs. retail at 11% Inventory FMS (forward month of supply) flat vs. last year * Reflects aggregate for key markets where the Company competes: EMEA: 28  member  countries  of  the  European  Union,; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand Industry Units Light Medium Heavy For Q4 2015 For FY 2015 EMEA* 17% 16% LATAM* (52%) (40%) APAC* (12%) (10%) January 29th, 2016

Commercial Vehicles Deliveries and Orders & Market share European Truck market share at 11.6% up 0.5 p.p. vs. Q4 2014 EU28 – Q4 ’15 Market Share (%) Light Heavy 11.5% 27.4% 8.7% Light at 11.5% up 0.5 p.p. vs. Q4 2014 (FY ‘15 up 0.6 p.p. to 11.3%) Medium at 27.4% down 3.3 p.p. vs. Q4 2014 (FY ‘15 up 1.4 p.p. to 30.6%) Heavy at 8.7% up 1.1 p.p. vs. Q4 2014 (FY ‘15 up 0.3 p.p. to 7.9%) Medium Deliveries 29.2 34.5 5.7 3.8 3.7 3.3 38.6 41.6 8% Orders 25.7 30.9 4.6 3.1 9% 2.7 2.0 33.1 36.1 (K units) Q4 2014 Q4 2015 January 29th, 2016 Q4 2015 Highlights CVs Book to Bill at 0.87 flat vs. last year (FY at 1.03 up 5%) Europe Trucks deliveries up 26% and orders up 37% (B-to-B at 0.98) Light deliveries up 25% and orders up 42% Medium deliveries up 13% and orders up 29% Heavy deliveries up 35% and orders up 24%

Commercial Vehicles

Management Actions – Efficiency Program

IVECO | IVECO BUS | IVECO ASTRA | MAGIRUS

RE-TOOLING OF INDUSTRIAL FOOTPRINT



Valladolid center of excellence for heavy commercial vehicles cab production
Suzzara production site for the Iveco Daily
Piacenza (the Iveco Astra facility) production of the extra heavy special vehicles from Madrid
Madrid Stralis and Trakker heavy commercial vehicles assembly

Product specialization of Industrial footprint

- Completion of product specialization expected to occur by end of 2016

OTHER ACTIONS

- **Product portfolio rejuvenation and European strategy development**
  - **Light**: leverage New Daily complete line-up, in particular the class exclusive Hi-Matic automatic transmission, to grow share in Premium North European markets
  - **Medium**: expand leadership with Daily 7.2T class and Eurocargo line up
  - **Heavy**: capitalize on unique Euro VI Hi-SCR technology with Best-in-Class TCO



New Daily
International Van of the Year 2015



Eurocargo
International Truck of the Year 2016



Stralis Hi-Way
International Truck of the Year 2013



IVECO BUS
Magelys
Coach of the Year 2016

Iveco triumphs in 2016 Dakar Rally



IVECO

CNH INDUSTRIAL
January 29th, 2016
24

Powertrain Q4 2015 Financial Results Q4 2015 third party Net sales at 49% vs. 48% in Q4 2014 Key Highlights Net Sales by Region & Product ($) Net sales were $912mn, up 5.6% on a constant currency basis compared to 2014 Positive mix on engine sales (primarily on-road) and increased unit volume of transmissions and axles Operating profit of $62mn up $5mn on constant currency basis, with an operating margin of 6.8% (up 0.1 p.p. vs. Q4 2014) January 29th, 2016 Engines Axles Gearboxes NAFTA LATAM APAC EMEA

Powertrain Units Sold (% change y-o-y) January 29th, 2016 ENGINES TRANSMISSIONS AXLES Engines sold to third party at 61% vs. 54% in Q4 2014 Key Highlights Units sold by business line Engines down 1.4% to 130.7 k units (CV 28%, AG 9%, CE 2% and  61% to external customers); third party sales up 11.6% compared to Q4 2014 Transmissions up 14.0% to 16.5k units Axles up 28.7% at 45.2k units Units Sold Q4 ’15 vs. Q4 ’14 (1.4%) +14.0% +28.7%

FY 2016E US GAAP Financial Targets

FY 2016E Industry Units Outlook January 29th, 2016 1 Reflects aggregate for key markets where Group competes LATAM APAC NAFTA EMEA Agricultural Equipment Tractors Combines 0-140 HP Flat – (5%) 140+ HP (15%) - (20%) Industry (5%) (15%) - (20%) Construction Equipment Light Heavy Industry Flat – (5%) Flat - (5%) Agricultural Equipment Tractors Combines Industry Flat Flat - (5%) Construction Equipment Light Heavy Industry Flat Flat - (5%) Trucks >3.5t Industry 1 5% Agricultural Equipment Tractors Combines Industry (15%) Flat - (5%) Construction Equipment Light Heavy Industry Flat – (5%) Flat - (5%) Trucks >3.5t Industry 1 (10%) – (15%) Agricultural Equipment Tractors Combines Industry Flat - (5%) Flat – 5% Construction Equipment Light Heavy Industry Flat Flat Trucks >3.5t Industry 1 Flat

FY 2016E US GAAP Financial Targets Net sales of Industrial Activities between $23bn and $24bn, with an operating margin of Industrial Activities between 5.2% and 5.8%; Net industrial debt at the end of 2016 between $1.5bn and $1.8bn January 29th, 2016 Dividends Share Buy-Back Program Recommending a dividend of €0.13 per common share Totals approximately €177 million or $200 million depending on the exchange rate at the time of the payment Announced buy-back program to repurchase up to $300 million in shares Funded by the Company’s liquidity

2016 Financial Calendar

2016 Financial Calendar February March April May June July August September October December November April 29 Q1 Results Early March 20F and Annual Report filing October 28 Q3 Results July 26 Q2 & H1 Results April 15 Annual General Meeting January 29th, 2016

Appendix

Q4 2015 Results highlights (IFRS $ & US GAAP $) – delta with previous year ($mn) REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 2,982 (421) 2,982 (421) 268 30 348 107 9.0% 11.7% Construction Equipment 609 (191) 609 (191) (13) (15) 18 9 -2.1% 3.0% Commercial Vehicles 2,899 (513) 2,846 (508) 132 19 155 55 4.6% 5.4% Powertrain 913 (78) 912 (76) 73 0 62 (4) 8.0% 6.8% Other Activities, Unallocated Items, Elim. & Other (480) 47 (480) 47 (23) 24 (20) 20 Industrial Activities 6,923 (1,156) 6,869 (1,149) 437 58 563 187 6.3% 8.2% Financial Services 482 (63) 377 (88) 115 (24) 118 (29) 23.9% 31.3% Eliminations (122) 14 (102) 16 - - (85) 3 Group 7,283 (1,205) 7,144 (1,221) 552 34 596 161 7.6% 8.3% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. 138 10 231 148 0.10 - 0.17 0.11 Attributable to non-controlling interest 1 (4) - (4) Group 139 6 231 144 ($mn) January 29th, 2016

FY 2015 Results highlights (IFRS $ & US GAAP $) – delta with previous year ($mn) REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 11,025 (4,179) 11,025 (4,179) 702 (987) 952 (818) 6.4% 8.6% Construction Equipment 2,542 (804) 2,542 (804) 25 (41) 90 11 1.0% 3.5% Commercial Vehicles 9,759 (1,328) 9,542 (1,346) 211 209 283 254 2.2% 3.0% Powertrain 3,569 (906) 3,560 (904) 178 (42) 186 (37) 5.0% 5.2% Other Activities, Unallocated Items, Elim. & Other (1,992) 712 (1,992) 712 (80) 30 (79) 34 Industrial Activities 24,903 (6,505) 24,677 (6,521) 1,036 (831) 1,432 (556) 4.2% 5.8% Financial Services 1,932 (154) 1,603 (225) 507 (25) 515 (39) 26.2% 32.1% Eliminations (457) 80 (368) 103 - - (312) 31 Group 26,378 (6,579) 25,912 (6,643) 1,543 (856) 1,635 (564) 5.8% 6.3% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. 236 (681) 253 (457) 0.17 (0.51) 0.19 (0.33) Attributable to non-controlling interest (2) (1) (5) (3) Group 234 (682) 248 (460) ($mn) January 29th, 2016

FY 2015 From operating profit to net income ($mn) FY 2015 FY 2014 Δ Industrial Activities Operating profit 1,432 1,988 (556) Financial Services Operating profit 515 554 (39) Elimination & Other (312) (343) 31 Operating Profit 1,635 2,199 (564) Restructuring expenses (84) (184) 100 Interest expenses of Industrial Activities, net of interest income and eliminations (479) (613) 134 Other, net (505) (313) (192) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 567 1,089 (522) Income taxes (360) (467) 107 Equity in income of unconsolidated subsidiaries and affiliates 41 86 (45) Net Income 248 708 (460) Net Income / (Loss) attributable to non-controlling interest (5) (2) (3) Net Income attributable to CNH Industrial N.V. 253 710 (457) Net Income Before Restructuring and other exceptional items 474 940 (466) ($) EPS (basic) 0.19 0.52 (0.33) EPS (diluted) 0.19 0.52 (0.33) Basic EPS before restructuring and other exceptional items 0.35 0.69 (0.34) January 29th, 2016

Q4 & FY 2015 Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP) Fourth Quarter Full Year 2015 2014 2015 2014 Net Income / (Loss) 231 87 248 708 Restructuring expenses, net of tax 31 80 76 168 Other exceptional items, net of tax - - 150 (1) 64 Net Income before restructuring and other exceptional items 262 167 474 940 Net Income before restructuring and other exceptional items attributable to CNH Industrial N.V. 262 162 476 930 Weighted average shares outstanding 1,362 1,355 1,361 1,354 Basic EPS before restructuring and exceptional items 0.19 0.12 0.35 0.69 ($mn) January 29th, 2016 (1) Represents the exceptional charge due to the re-measurement of Venezuelan operations.

Q4 & FY 2015 Operating Profit US GAAP to Trading Profit IFRS - Reconciliation The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS: Fourth Quarter Full Year 2015 % of Net Sales 2014 % of Net Sales 2015 % of Net Sales 2014 % of Net Sales US GAAP - Industrial Operating Profit 563 8.2% 376 4.7% 1,432 5.8% 1,988 6.4% Development costs, net (30) 63 (28) 244 Reclassification of Interest compensation (85) (92) (314) (357) Other Adjustments & Reclassifications, net (11) 32 (54) (8) Total Adjustments & Reclassifications (126) 3 (396) (121) IFRS - Industrial Trading Profit 437 6.3% 379 4.7% 1,036 4.2% 1,867 5.9% ($mn) January 29th, 2016

Q4 & FY 2015 Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: Fourth Quarter Full Year 2015 EPS 2014 EPS 2015 EPS 2014 EPS Net Income / (Loss) attributable to CNH Industrial N.V. 231 0.17 83 0.06 253 0.19 710 0.52 Plus: Net Income / (Loss) attributable to non-controlling interest - 4 (5) (2) Net Income / (Loss) in accordance with US GAAP 231 87 (248) 708 Development costs, net (30) 50 (28) 231 Others, net 25 62 79 76 Taxes (87) (66) (65) (99) Total adjustment (92) 46 (14) 208 Profit/(loss) in accordance with IFRS 139 133 234 916 Less: Profit/(Loss) attributable to non-controlling interest 1 5 (2) (1) Profit/(Loss) attributable to CNH Industrial N.V. 138 0.10 128 0.10 236 0.17 917 0.68 ($mn) January 29th, 2016

Dec. 31, 2015 Total Equity – US GAAP to IFRS Reconciliation Dec. 31, 2015 Dec. 31, 2014 Total Equity in accordance with US GAAP 4,843 4,961 (a) Development costs, net 2,536 2,819 (b) Goodwill and other intangible assets (113) (122) (c) Defined benefit plans - (6) (d) Restructuring provision (5) (12) (e) Other adjustments 2 (16) (f) Tax impact on adjustments (729) (815) (g) Deferred tax assets and tax contingencies recognition 683 768 Total adjustment 2,374 2,616 Total Equity in accordance with IFRS 7,217 7,577 ($mn) January 29th, 2016

Q4 2015 Gross Debt - Breakdown September 30, 2015 December 31, 2015 Industrial Financial Services Industrial Financial Services 2.5 2.0 Bank Debt 2.0 2.4 5.0 3.9 Capital Market 5.0 3.7 0.2 0.1 Other Debt 0.2 0.1 7.7 5.9 Cash Maturities 7.2 6.1 0.0 10.6 ABS / Securitization 0.0 9.4 0.0 0.4 Warehouse Facilities 0.0 1.7 0.0 1.4 Sale of Receivables 0.0 1.9 0.0 12.5 Securitization and Sale of Receivables (on book) 0.0 13.0 7.7 18.4 Total 3rd Party Debt 7.3 19.1 0.7 2.1 Add: Intersegment Financial Payables 1.0 2.1 8.4 20.6 Total Debt 8.3 21.2 (2.1) (0.7) Add: Intersegment Financial Receivables (2.1) (1.0) (2.8) (1.7) Add: Cash & Mkt Securities (4.6) (1.7) 3.4 18.1 Net Debt 1.6 18.4 Note: Numbers may not add due to rounding January 29th, 2016 Net Intersegment balance at $1.0bn at December 31, 2015 and at $1.4bn at September 30, 2015

Q4 2015 Debt Maturity Schedule - Breakdown Outstanding Dec. 31, 2015   2016 2017 2018 2019 2020 Beyond         4.4 Bank Debt 1.8 0.8 1.2 0.4 0.1 0.1 8.7 Capital Market 1.0 2.1 2.5 1.6 0.6 0.9 0.3 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 13.4 Cash Portion of Debt Maturities 2.9 2.9 3.8 2.0 0.8 1.1 (6.3) Cash & Marketable Securities (0.9) of which ABS related (3.0) Undrawn committed credit lines (9.3) Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding January 29th, 2016

Geographic Information Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period January 29th, 2016

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS. CNH Industrial non-GAAP financial measures are defined as follows:   Operating Profit under US GAAP Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.   Trading Profit under IFRS Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests. Net income (loss) before restructuring and exceptional items  Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Working Capital Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net Constant Currency Basis CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. January 29th, 2016

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 62756 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts January 29th, 2016